Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

October 1, 2019

Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New World Technologies, Inc.
Amendment #4 to Registration Statement on Form S-1
File No. 333-229390

Dear Mr. Jones:

Attached for filing with the Securities and Exchange Commission is Amendment No. 4 to the New World Technologies, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 10, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement. The interim financial statements appearing in the Registration Statement have been updated.

Plan of Distribution

1.	Additional disclosure has been added and appears on page 17 of the prospectus and a risk factor has been added and appears on page 5 of the prospectus.

Compensation Table

2.	The compensation table and accompanying footnotes have been amended and appear on page 35 of the prospectus.

Certain Relationships and Related Party Transactions

3.	The Staff’s comment is noted.

Shares Eligible for Future Sale

4.	The disclosure appearing on page 5 under the Risk Factor “Sale of Shares by current shareholders of the Company pursuant to Rule 144” and the disclosure appearing in this section has been clarified to more closely reflect the guidelines of Rule 144(b)(1) and (d)(1) of the General Rules and Regulations of the Securities and Exchange Commission: to wit, the restricted securities of a company that is a reporting company can rely on Rule 144 after a holding period of 6 months for non-affiliates. Pursuant to Rule 144 such shareholder holding period is one year for issuers no longer deemed a shell company from the date that the company has filed its Form 10 information.

Signatures

5.	The noted dates have been added and appear in the signature blocks.

Exhibits

6.	The noted exhibit has been included.

7.	The use of the representations and warranties of the subscriber in the subscription documents is intended to provide information needed to comply with certain federal securities laws as well as other laws. The representations also provide information that the subscriber is aware of the risks of the investment as well that no person has made certain representations regarding future stock price, or other verbal or written communications.

The representations and warranties section does not suggest the subscriber know or know the accuracy or application of securities law but provides that the subscriber has reviewed each representation and warranty and that in so doing such subscriber has contemplated and considered such items in the process of making an investment.

Section 5(g) goes to possible violation of laws outside securities laws such as contract law.

Sincerely,

/s/ Lee W. Cassidy, Esq.